Exhibit 99.1

Global Ship Lease Announces Full Redemption of its 8.00% Senior Notes Due 2024
LONDON, June 17, 2022 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) today announced that it has delivered a notice of redemption (the “Full Redemption”) to the registered holders of its 8.00% Senior Notes due 2024 (the “2024 Notes”) of $89,020,500 aggregate principal amount of 2024 Notes, representing the entire outstanding balance of 2024 Notes (the “Redeemed Notes”). Pursuant to the terms of the indenture governing the 2024 Notes, the Company has elected to effect the Full Redemption in advance of the maturity date, and the redemption price for the Redeemed Notes will be equal to 102% of the principal amount thereof (the “Redemption Price”) plus accrued and unpaid interest to, but not including, the redemption date of July 18, 2022 (the “Redemption Date”). Interest on the Redeemed Notes will cease to accrue on and after the Redemption Date. All Redeemed Notes must be surrendered to the trustee to collect the Redemption Price plus accrued interest.
Upon completion of the Full Redemption, there will be no 2024 Notes outstanding and the 2024 Notes will cease trading on the New York Stock Exchange.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As at May 17, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed, and ships contracted to be purchased, up to May 17, 2022, the average remaining term of the Company’s charters as at March 31, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.5 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.76 billion. Contracted revenue was $2.00 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.1 years.

Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Inc.